UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. )*

Candel Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

137404109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 137404109	13 G

1		NAMES OF REPORTING PERSONS. Northpond Ventures, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,685,215 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,685,215 shares (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,215 shares (2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% of Common Stock (3)
12		TYPE OF REPORTING PERSON* PN

(1)	This statement on Schedule 13G is filed by Northpond Ventures, LP (“Northpond Fund”), Northpond Ventures GP, LLC (“Northpond GP LLC”), Northpond Ventures II, LP (“Northpond Fund II”), Northpond Ventures II GP, LLC (“Northpond GP II LLC”) and Michael P. Rubin (“Rubin” and, together with Northpond Fund, Northpond GP LLC, Northpond Fund II and Northpond GP II LLC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond Fund. Northpond GP LLC is the general partner of Northpond Fund. Rubin is the managing member of Northpond GP LLC. As such, Northpond GP LLC and Rubin have shared dispositive and voting power over the shares held by Northpond Fund and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	The Common Stock beneficial ownership percentage is based on a total of 28,689,842 shares of Common Stock outstanding as of November 11, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 12, 2021.

CUSIP NO. 137404109	13 G

1		NAMES OF REPORTING PERSONS. Northpond Ventures II GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,685,215 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,685,215 shares (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,215 shares (2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% of Common Stock (3)
12		TYPE OF REPORTING PERSON* OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond Fund. Northpond GP LLC is the general partner of Northpond Fund. Rubin is the managing member of Northpond GP LLC. As such, Northpond GP LLC and Rubin have shared dispositive and voting power over the shares held by Northpond Fund and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	The Common Stock beneficial ownership percentage is based on a total of 28,689,842 shares of Common Stock outstanding as of November 11, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 12, 2021.

CUSIP NO. 137404109	13 G

1		NAMES OF REPORTING PERSONS. Northpond Ventures II, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 250,000 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 250,000 shares (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 shares (2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9% of Common Stock (3)
12		TYPE OF REPORTING PERSON* PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond Fund II. Northpond GP II LLC is the general partner of Northpond Fund II. Rubin is the managing member of Northpond GP II LLC. As such, Northpond GP II LLC and Rubin have shared dispositive and voting power over the shares held by Northpond Fund II and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund II. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	The Common Stock beneficial ownership percentage is based on a total of 28,689,842 shares of Common Stock outstanding as of November 11, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 12, 2021.

CUSIP NO. 137404109	13 G

1		NAMES OF REPORTING PERSONS. Northpond Ventures II GP , LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 250,000 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 250,000 shares (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 shares (2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9% of Common Stock (3)
12		TYPE OF REPORTING PERSON* OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond Fund II. Northpond GP II LLC is the general partner of Northpond Fund II. Rubin is the managing member of Northpond GP II LLC. As such, Northpond GP II LLC and Rubin have shared dispositive and voting power over the shares held by Northpond Fund II and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund II. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	The Common Stock beneficial ownership percentage is based on a total of 28,689,842 shares of Common Stock outstanding as of November 11, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 12, 2021.

CUSIP NO. 137404109	13 G

1		NAMES OF REPORTING PERSONS. Michael P. Rubin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,935,215 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,935,215 shares (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,935,215 shares (2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7% of Common Stock (3)
12		TYPE OF REPORTING PERSON* IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond Fund and Northpond Fund II. Northpond GP LLC is the general partner of Northpond Fund and Northpond GP II LLC is the general partner of Northpond Fund II. Rubin is the managing member of Northond GP LLC and Northpond GP II LLC. As such, Northpond GP LLC, Northpond GP II LLC and Rubin have shared dispositive and voting power over the shares held by Northpond Fund and Northpond Fund II and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund and Northpond Fund II. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	The Common Stock beneficial ownership percentage is based on a total of 28,689,842 shares of Common Stock outstanding as of November 11, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 12, 2021.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.01 per share (“Common Stock”), of Candel Therapeutics Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer:	Candel Therapeutics Inc.

	Address of Issuer’s Principal Executive Offices:	117 Kendrick St, Suite 450
Needham, MA 02494

Item 2

(a)	Name of Person(s) Filing:

Northpond Ventures, LP (“Northpond Fund”)

Northpond Ventures GP, LLC (“Northpond GP LLC”)

Northpond Ventures II, LP (“Northpond Fund II”)

Northpond Ventures II GP, LLC (“Northpond GP II LLC”)

Michael P. Rubin (“Rubin”)

(b)	Address of Principal Business Office:

7500 Old Georgetown Road, Suite 850

Bethesda, MD 20814

(b)	Citizenship:

All entities were organized in Delaware.

Rubin is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

(e)	CUSIP Number:

137404109

Item 3	Not applicable.

Item 4	Ownership.

Reporting Persons	Common Stock Held Directly	Shared Voting Power (1)	Shared Dispositive Power (2)	Beneficial Ownership (1)	Percentage of Common Stock (1) (2)(3)
Northpond Fund	1,685,215	1,685,215	1,685,215	1,685,215	5.9%
Northpond GP LLC	0	1,685,215	1,685,215	1,685,215	5.9%
Northpond Fund II	250,000	250,000	250,000	250,000	0.9%
Northpond GP II LLC	0	250,000	250,000	250,000	0.9%
Rubin	0	1,935,215	1,935,215	1,935,215	6.7%

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond Fund and Northpond Fund II. Northpond GP LLC is the general partner of Northpond Fund and Northpond GP II LLC is the general partner of Northpond Fund II. Rubin is the managing member of Northond GP LLC and Northpond GP II LLC. As such, Northpond GP LLC, Northpond GP II LLC and Rubin have shared dispositive and voting power over the shares held by Northpond Fund and Northpond Fund II and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund and Northpond Fund II. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(3)	The Common Stock beneficial ownership percentage is based on a total of 28,689,842 shares of Common Stock outstanding as of November 11, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 12, 2021.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

NORTHPOND VENTURES, LP

By: Northpond Ventures GP, LLC
Its: General Partner

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer

NORTHPOND VENTURES GP, LLC

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer

NORTHPOND VENTURES II, LP

By: Northpond Ventures II GP, LLC
Its: General Partner

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer

NORTHPOND VENTURES II GP, LLC

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer

/s/ Michael P. Rubin
Michael P. Rubin